As filed with the Securities and Exchange Commission on November 24, 1999
                                                           Registration No. ____


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10 SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                          Pursuant to Section 12(b) of
                       The Securities Exchange Act of 1934



                            LSI COMMUNICATIONS, INC.
             (Exact name of registrant as specified in its charter)



             Nevada                                   87-0627349
(State or other jurisdiction of          (I.R.S. Employer Identification No.)
 incorporation or organization)

                          112 West Business Park Drive
                               Draper, Utah 84020
                                 (801) 572-2555
       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                   Copies to:
                                   David Hunt
                           Wangsgard & Associates, LLC
                         5252 N. Edgewood, Dr. Ste 210A
                                 Provo, UT 84604
                                 (801) 852-8452


        Securities to be registered pursuant to Section 12(b) of the Act:

--------------------------------------------------------------------------------

      Title of each class                       Name of each exchange on which
       to be registered:                       each class is to be registered:

        Common Stock                                Nasdaq Bulletin Board OTC

--------------------------------------------------------------------------------

Securities to be registered pursuant to Section 12(g) of the Act: None

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                           FORWARD-LOOKING STATEMENTS

         This Registration Statement contains forward-looking statements, including statements regarding, among other items, the availability of supplies, our ability to retain our competitive position, expected realization of our business strategy and costs associated therewith, governmental regulation, the sufficiency of cash flow and other sources of liquidity to fund our debt service requirements, working capital needs and other significant expenditures and anticipated trends in our business, including with respect to industry capacity, product demand and pricing. Forward-looking statements typically are identified by the words "believe," "expect," "anticipate," "intend," "seek," "estimate," "project" and similar expressions. These forward-looking statements involve risks and uncertainties that are beyond our control. These risks and uncertainties include unanticipated trends in the silicone business, issues related to the Year 2000 problem and economic, competitive, legal, governmental, and technological factors. These factors could include global economic conditions, currency fluctuations, product demand and industry capacity, competitive products and pricing, manufacturing efficiencies, availability and cost of critical materials, new product development and commercialization, manufacturing capacity, facility expansion and new plant start up costs, the effect of regulatory and legal developments, capital resource and cash flow activities and interest costs. Actual results could differ from those contemplated by these forward-looking statements. In light of these risks and uncertainties, there can be no assurance that the results and events contemplated by the forward-looking information contained in this Registration Statement will in fact transpire. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. We do not undertake any obligation to update or revise any forward-looking statements.

                                    BUSINESS

General

         LSI Communications, Inc. (OTC: LSIM) is a technology development, sales and training company based in Draper, Utah, just outside of Salt Lake City. We operate two distinct, but complementary subsidiaries, Warever Corporation and Coaching Institute, Inc.

         Warever Corporation is focused primarily on the development of sales automation, personal productivity and Internet-based software products. It is involved in the contact management industry and has been involved since the industry's formative years in the late 1980s and early 1990s. The majority of Warever Corporation's applications are focused in development of sales force automation and personal productivity arenas. Warever Corporation is positioning itself to take advantage of the growing Internet market by developing new products to take advantage of Internet communications and high-growth vertical markets.

         Coaching Institute Inc. offers a fully integrated "coaching" program designed specifically for sales trainers, seminar leaders, motivational speakers and network marketers who are interested in extending their programs to seminar attendees through one-on-one training. By implementing an after-market program such as one-on-one coaching, companies are able to

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create a strong  platform for  personal  development  for each client,  build an additional profit center and create client loyalty, thus, ensuring a long-term revenue base.

         This Registration Statement is being filed on a voluntary basis to maintain our quotations on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. (the "NASD").

NASD OTC Bulletin Board Quotations

          Our common stock is quoted on the OTC Bulletin Board of the NASD under the symbol "LSIM." For information concerning these stock quotations during the past two years, see the caption "Market Price of and Dividends on the Company's Common Equity and Other Stockholder Matters," Part II Item I. The quotations presented do not represent actual transactions or broker/dealer markups, markdowns or commissions.

         Effective January 4, 1999, the NASD adopted rules and regulations requiring that prior to any issuer having its securities quoted on the OTC Bulletin Board of the NASD that such issuer must be a "reporting issuer" which is required to file reports under Section 13 or 15(d) of the Securities and Exchange Act of the 1934, as amended (the "1934 Act"). The Company is not currently a "reporting issuer," and this Registration Statement will bring the Company into compliance with these listing provision of the OTC Bulletin Board and should prevent the NASD from "delisting" quotations of the Company's common stock. Under the "phase-in" schedule of the NASD, the Company has until January, 2000, within which to become a "reporting issuer" and to satisfy all comments of the Securities and Exchange Commission with respect to this Registration Statement.

Merger and Business Combinations

         Effective November 20, 1998, we entered into an agreement and Plan of Reorganization with Warever, Inc., a private company. The agreement provides for our merger into Warever to be treated as a reverse merger, with Warever as the surviving business. Pursuant to the agreement we issued 3,000,000 shares of common stock to the shareholders of Warever for 85% of the shares of Warever. We have the option to acquire the remaining 15% of Warever for 2,500,000 shares of our Common Stock. The option is exercisable for a period of sixty days following January 1, 2000. Our management resigned and the management and board of Warever filled the vacancy. LSI Communications, Inc. had no assets or liabilities at the time of the merger, but was only a public shell.

         During November and December of 1998, we sold 1,000,000 shares of Common Stock at $.05 per share to "accredited investors" pursuant to Rule 504.

         On  June  21,  1999,  we  acquired  85% of  Coaching  Institute,  Inc.,
(hereafter, "Coaching Institute") a Utah corporation. Common stock in the Company was issued and delivered to the shareholders of Coaching Institute as set forth below, such certificates to bear a restrictive legend in compliance with Rule 144 promulgated by the Securities and Exchange Commission under the Securities Act of 1933 as amended:

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         o     Craig R. Hendricks, 1,062,500 shares
         o     Steven E. Carlson, 1,062,500 shares
         o     Lona J. Hendricks, 175,000 shares
         o     Richard A. McAllister, 150,000 shares
         o     Roger G. Williams, 50,000 shares

Operations

         We are a technology development, sales, and training company comprised of two distinct, but complementary subsidiaries, Warever Corporation and Coaching Institute, Inc. These two subsidiaries provide complementary products, services and contacts to each other. Our products assist personal and business betterment, through organization and training.

         Warever Corporation ("Warever"), since its founding in 1987, has primarily developed sales force automation and personal productivity software. Sales force automation software is designed to improve the efficiency of the sales process by tracking customer information, such as names and addresses, correspondence, and scheduling. Warever intends to expand more heavily into developing software that interacts more fully with the Internet.

         Coaching Institute, Inc. ("Coaching Institute") was founded in June, 1998. Personal Coaching is an emerging industry where clients are assisted in reaching goals, implementing real, long-term change. Our coaches work with individuals one-on-one to:

         o      facilitate change
         o      motivate the individual
         o      promote creativity
         o      demand accountability
         o      channel energy and desire
         o      Implement skills and habits

Industry Background

         Warever is in the software development industry. People and businesses increasingly rely on the Internet to access and share information. Businesses utilize the Internet to market and sell their products and streamline business operations. The Internet's growth creates market opportunities for companies that connect people and businesses to the Internet, provide applications for these users or distribute content over the Internet. The market for internet-based software is increasing as businesses and consumers increasingly rely on the Internet as a communications and transactional medium. Further, as small business and home based industries continue to grow, the need for multiple tasking software packages and applications becomes increasingly important to the success of those companies.

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         Coaching  Institute  is in the  personal  and company  development  and betterment industry. Coaching is a new and evolving training methodology that is growing in popularity. Coaching supports a variety of topics. Such as:

         o      Sales;
         o      sales management;
         o      personal development;
         o      professional speaking;
         o      network marketing;
         o      anxiety and stress management;
         o      business growth and development;
         o      real estate sales;
         o      real estate investment; and
         o      any area where personal change would be a benefit

         Coaching is increasingly used in place of the traditional seminar format of employee Training for major businesses including Fortune 500 Companies such as Ameritech, Merrill Lynch, Amoco, Northwestern Mutual Life and Arthur Anderson. Such major corporations around the country are willing to curtail their seminar training programs in favor of the personal coaching approach because of the effectiveness of coaching. Many members of the National Speakers Association, as well as such notables as Zig Ziglar, Ron LeGrand, A.D. Kessler, Roger Butcher, Denis Waitley, Tom Hopkins, Brian Tracy, Peter Lowe, Stephen R. Covey, Les Brown, and Omar Periu have personal coaching programs. Many more National Speakers Association members are coaches themselves as well as professional speakers.

Competition in the Market

         Warever faces competition from software manufacturers that are positioned to capture the small and home based business markets in a variety of industries ranging from real estate and insurance sales to multilevel marketing. Hundreds of companies including Act, Goldmine and Top Producer develop software products that are marketed to these groups.

         Coaching Institute faces competition from other coaching specific businesses like Franklin Covey Coaching, and dozens of new companies which are being formed around the country. A key to growing a coaching company is to have clients which are commonly obtained through strategic partnership arrangements. The notoriety, financial condition and performance of these companies determines the types of strategic partners they can attract. For example, the Franklin Covey name allows them to gain admission to some of the top seminar companies in the country, while a start up company won't be as recognizable and thus may be less successful.

Challenges of Today's Market

         Warever must adjust to the changing nature of the software industry. There is a general shift from retail software sales to more customized or customizable applications. There is also a shift to more industry specific software applications. Warever is attempting to tailor software

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programs to cover all of a small business' needs for particular industries.  For example, Powerhouse, a software program for real estate, has contact management,
calendaring,   property  management,   presentations,  and  internet  marketing.
Currently, we are not aware of other software programs that have all of these functions. A real estate agent would need to purchase three different software packages to achieve the same function provided by Powerhouse. Further, Warever Corporation will continue to add functions to Powerhouse and its sister program, Powerbase, such as, full accounting, financial analysis, IRS reports, and networking. We intend to distribute our products through strategic relationships with companies such as SDI LeGrand and RE Marketing.

         Coaching Institute must have a flow of clients and is actively seeking strategic relationships with professional speakers and seminar companies. Coaching Institute attends the National Speakers Association convention on an annual basis for the purpose of acquiring new speakers, and increase the visibility of Coaching Institute in the speaking and seminar community. Ancillary projects such as the Karl Malone fitness video provides Coaching Institute with marketing dollars and increased exposure. Coaching Institute is actively recruiting and training coaches and sales professionals who share the vision of integrity and the purpose of Coaching Institute. This critical personnel infrastructure, more than physical accommodations, will make Coaching Institute competitive.

Sales and Marketing

         Warever has a three tiered sales strategy.

         o Direct sales to end users and corporate clients through an internal sales force.

         o Arrangements with strategic partners to sell our programs from the stage in their seminars.

         o        Sales through authorized regional distributors.

         Warever utilizes strategic partners as our main marketing strategy. For example, American Greetings has licensed a customized version of our software called "Pocket-it" Software to sell in their retail channel giving us a presence in the market without the financial burden of promotion. Pocket-it Software is a product designed to be the electronic companion to a paper-based planner called Pocket-it for which American Greetings has acquired retail distribution rights. The software will print schedules, notes, and lists on to the patented Pocket-it paper for insertion into the planner. Warever will receive a royalty per unit sold by American Greetings. Thus, our profits are increased through the efforts of other entities.

         Coaching Institute's sales are conducted in two ways. Primarily, sales are made through follow-up telephone calls to individuals who have attended a seminar held by one of its strategic partners. Secondly, sales are made directly by our strategic partners in a seminar environment.

         Coaching Institute's coaching services are marketed primarily through direct mail followed by an outbound telephone campaign. Strategic partner seminars are the source of the names, numbers, and addresses in our direct mailing and outbound telephone campaigns. We

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intend for marketing and sales  responsibilities to be increasingly performed by our strategic partners. Our strongest partner Automation Quest, for example, bundles our coaching services into its technology packages. Automation Quest sells a laptop computer, digital camera, web site, software, and coaching all together to real estate agents around the country. The total price of the package is about $6,500. Automation Quest sales account for several hundred coaching programs annually. Moreover, Coaching Institute plans to utilize print media and radio and other traditional forms of marketing and advertising in the future such to gain notoriety.

Customers

         Warever has created strategic partnerships with providers of quality products and services. The strategic partners are able to profit from the sale of our products and services to their respective clients. This relationship is beneficial because of the strategic partners distribution channels and their ability to set up a table and sell products at seminars. Warever has similar sales relationships with network marketing companies. Over the past several years, Warever Corporation has sold to approximately 35,000 individuals and businesses, ranging from home-based businesses to Fortune 1000 companies. Our customers have included:

Radisson Hotels International               Franklin Quest Corporation
Bank of New York                            Blue Cross/Blue Shield
United Technologies (Carrier)               Bank One
Nu Skin International                       Canadian Government
Fruit of the Loom                           American Home Business Assoc.
Zions Bank                                  Paragon Trade Brands
California Steel                            SKF
Library of Congress                         Imall

         Coaching Institute creates strategic partnerships with well known people or organizations that have distribution channels or that speak in front of large audiences, such as, motivational speakers, sales trainers, seminar companies, and network marketing organizations. Strategic partners enjoy the benefits of a product that is developed and provided outside of their organization, but receive much of the credit and profits while Coaching Institute does much of the work. Current Strategic Partners include the following:

Omar Periu                                  A.D. Kessler
RE Marketing                                Automation Quest
Complete Cyber Solutions                    SDI Ron LeGrand Publishing
Rory Aplanalp                               Pocket-it Organizers
Xtax - Jim Burton

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Products and Services

         Warever has several products currently available.

         o Action Plus - The flagship product of Warever Corporation, is a database program for businesses that includes a time manager, word processor and sales module that creates sales invoices, tracks inventory and performs certain accounting functions. Action Plus has won numerous industry awards such as Best Product from PC Computing Magazine, and the Exceptional Merit award from Portable Computing Magazine.

         o Legion - An internet product specifically designed to increase the speed of your internet connection (up to a factor of 10). It essentially bypasses all intermediary connections, taking you directly to the URL of the site you specify.

         o Powerbase Financial Advisor - This program tracks personal financial information, including assets, liabilities, and net worth. It also tracks cash flow and debt, giving different methods of debt reduction. Financial calculators are included.

         o Idea Bank - This multimedia product is ideal for motivation speakers and other professional speakers, trainers or anyone who needs to reference large amounts of text data. Idea Bank stores, sorts and facilitates the retrieval of information such as quotes and anecdotes. Users can listen to audio or watch video presentations of the speaker.

         Warever has several products currently in production:

         o Powerbase - In January 2000, we plan to release Powerbase, a brand-new 32-bit, internet-enabled business automation product. Powerbase allows those that market products on the internet to download customer inquiries directly into their marketing database for follow-up. Powerbase includes the following:

                  o        powerful, customizable database
                  o        enterprise-wide time management and scheduling system
                  o full-featured word processor with high-end graphics capabilities
                  o        Excel(R)   compatible   spreadsheet   for   financial
                           analysis
                  o Customizable label/envelope and forms generator for marketing activities
                  o Integrated e-mail client with "e-merge" capabilities for internet marketing

Future upgrades of Powerbase will include some of the following features:

                  o        networking capability
                  o        full accounting (see Powerbase Accounting below)
                  o        sales action plans and forecasting

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         o Action Accounting (under development) - Powerbase Accounting, coupled with the Powerbase base modules, for small to medium-sized businesses. Action Accounting includes such standardized accounting modules as general ledger, accounts payable, accounts receivable, inventory, and sales. It will also directly integrate with the internet for order placement, fulfillment, and customer interaction.

         o Powerbase Dashboard (under development) - This product gives company CEOs, presidents and department heads an immediate and real-time view into the operations of their business through graphs and charts, alerting them to areas of concern within each department at a moment's notice, whether it be in sales, accounting, fulfillment, customer service, or web integration.

Coaching Institute provides the following services:

         o  Personal   Coaching  -  Personal  Coaching  is  conducted  over  the
telephone, offering the client the greatest opportunity to utilize their own environment to make needed changes. Sessions last one half hour each over a period of 8-12 weeks with up to a year of follow up.

         o Telesales - Coaching Institute is equipped with state of the art phone systems and provides telesales services to our strategic partners.

         o Data Base Management - Utilizing some of Warever Corporation's core technologies, Coaching Institute is able to manage strategic partner databases, sometimes more effectively than our strategic partners can which greatly enhances our relationships with them.

         o Seminar Management - Seminars allow Coaching Institute to control lead flow from Start to finish as well as provide needed structure to beginning speakers and fledgling organizations such as Xtax run by our strategic partner Jim Burton.

         o Infomercial Production and Management - The Karl Malone infomercial fitness video which was recently sold, provided Coaching Institute with some experience in this potentially lucrative marketing area. Our experience can help our strategic partners expand their operations through this avenue.

Intellectual Property and Proprietary Rights

         We rely on a combination of copyright, trade secret, and trademark law to protect our technology, although we believe that other factors such as the technological and creative skills of our personnel, new product developments, frequent product and feature enhancements, and reliable product support and maintenance are more essential to maintaining a technology leadership position. We currently do not have any patents issued or pending.

         We generally enter into confidentiality and nondisclosure agreements with our employees, consultants, prospective customers, licensees, and corporate partners. In addition, we

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control  access  to  and  distribution  of  our  software,   coaching  programs,
documentation, and other proprietary information. Despite our efforts to protect our intellectual property and proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Effectively policing the unauthorized use of their products is time-consuming and costly, and there can be no assurance that the steps we take will prevent misappropriation of our technology.

         We attempt to avoid infringing known proprietary rights of third parties in our product development efforts. However, we do not regularly conduct comprehensive patent searches to determine whether the technology used in our products infringes on patents held by third parties. There are many issued patents as well as patent applications in the electronic messaging field. Because patent applications in the United States are not publicly disclosed until the patent is issued, applications may have been filed which relate to our software products. If we were to discover that our products violated or potentially violated third party proprietary rights, we might not be able to obtain licenses to continue offering those products without substantial reengineering. Any reengineering effort may not be successful, nor can we be certain that any licenses would be available on commercially reasonable terms.

         Substantial litigation regarding intellectual property rights exists in the software industry, and it is expected that software products may be increasingly subject to third-party infringement claims as the number of competitors in the industry segments grows and the functionality of software products in different industry segments overlaps. Any third-party infringement claims could be time-consuming to defend, result in costly litigation, divert management's attention and resources, cause product and service delays or require us to enter into royalty or licensing agreements. Any royalty or licensing arrangements, if required, may not be available on acceptable terms, if at all. A successful claim of infringement against us and our failure or inability to license the infringed or similar technology could have a material adverse effect on our business, financial condition, and results of operations.

         We may find defects in our sales automation and internet-based software that may require us to incur substantial product liability costs and significant redesign costs. Warever Corporation's product types often contain errors or defects, particularly when first introduced or when new versions or enhancements are released. Defects or errors in Warever Corporation's products could result in a loss of customers, reduced revenues and higher sales automation and internet-based software development costs, which would seriously harm our business.

Acquisitions

            We may seek to expand through acquisitions which are not currently identified and which therefore may entail risks which cannot be evaluated at this time. We may seek to expand our operations by acquiring companies in businesses that we believe will complement or enhance our business, particularly in the seminar or internet-related industries. We cannot be assured that we will be able to ultimately effect any acquisition, successfully integrate any acquired business in our operations or otherwise successfully expand our operations. We have not established any minimum criteria for any acquisition and our management may have complete discretion in

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determining the terms of any acquisition.

Supplies

         The principal materials and components used in our software products include computer media, including disks and CD-ROMs, and user manuals. For each product, we prepare a master software disk or CD-ROM, user manuals, which may be in printed form or distributed on a CD-ROM, and packaging. Substantially all of our disk and CD-ROM duplication is performed by third-party vendors, using disks and blank CD-ROMs acquired from various sources. Outside sources print Warever Corporation's packaging and related materials to its specifications. Portions of the completed packages are assembled by third-party vendors. To date, Warever Corporation has not experienced any material difficulties or delays in the manufacture and assembly of its products, or material returns due to product defects. We do not have any contracts with our suppliers. We believe that we could replace our current without great expense, although such a replacement may slow down our operation and negatively impact our profits. Software is not a raw materials intensive product. The floppy disks, computer disks, and paper for manuals that we produce could be purchased from a number of suppliers.

Employees

         We currently have a total of twenty-one full time employees, eight of whom are in our sales department, six are coaches, four are programmers and three are in administration. We do not have employment contracts that guarantee a term or salary or grant stock options. We expect our number of employees to increase to about thirty-five with the addition of six sales people, six coaches, and one administrative employee.

Offices

         We operate from an office building in a business park where we have leased and occupy approximately 3,100 square feet of usable office space and 1,100 square feet of warehouse space. We own thirty computers, fax, phones and copiers, printers, typewriters, desks, a conference table, cabinets and other general office equipment. The monthly rental/lease rate is approximately $4,000 per month. We believe that as we expand the business, adding additional strategic partners, we will need to lease additional space or add to the currently leased square footage.


                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

         The following discussion and analysis should be read in conjunction with LSI Communications' Financial Statements and the Notes thereto included elsewhere in this

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

Registration Form. The discussion of results, causes and trends should not be construed to imply any conclusion that such results or trends will necessarily continue in the future. For purposes of the following discussion, our results for the nine months ended September 30, 1998, as reflected in our unaudited financial statements for the period then ended, have been compared with our unaudited, interim results for the nine months ended September 30, 1999.

Results of Operations - Nine month Periods Ended Septmber 30, 1998 and 1999

         Sales Revenues

         Sale revenues for the nine months ended September 30, 1999 were $203,826, a decrease of $191,675, or 48.5% from $395,501 for the nine months ended September 30, 1998. The fact that our limited resources were spent on developing new software programs and the Karl Malone fitness video. Sales of our existing software is decreasing as the products enter the declining phase of their product life cycle.

         Management anticipates that future sales will be dependent upon our introduction of new software products with long life cycles, our ability to sell software through our strategic partners, and continued expansion of coaching services through strategic partnerships.

         Cost of Goods Sold

         Cost of goods sold increased by $18,104, or 94.9%, to $19,076 in the 1999 nine-month period from $972 in the 1998 nine-month period. This increase is primarily due to increased freight costs exceeding $17,000. The increased freight costs were for promotional mailings and a direct response campaign. We expect costs of goods sold to continue closer to this increased level. Cost of goods sold as a percentage of revenues increased to 9.4% in the 1999 period from 0.25% in the 1998 period.

         Selling, General and Administrative Expenses

         Selling, general and administrative expenses increased by $314,073, or 136%, to $545,388 in the 1999 nine-month period from $231,315 in the 1998 nine-month period. This increase is primarily due to three factors. The primary reason is the acquisition of Coaching Institute in 1999. We now have Selling, General and Administrative expenses for two subsidiaries where we only had one in 1998. Increased expenses resulting from the acquisition of Coaching Institute will continue indefinitely. Another ongoing cause of increased Selling, General and Administrative Expenses is amortization of our goodwill, which was $84,000 in the 1999 nine-month period. The final cause of increased Selling, General and Administrative Expenses for the 1999 nine-month period was approximately $135,000 related to the consulting agreements with Noble House of Boston, Inc. and National Capital. We do not anticipate expenses from consulting to continue in this manner.

         Depreciation

         Depreciation increased by $83,097, or 91%, to $91,266 in the 1999 nine-month period from $8,169 in the 1998 nine-month period. This increase is primarily due to the amortization of goodwill.

         Interest Expense

         Interest expense decreased by $4,481, or 54.6%, to $3,723 in the 1999 nine-month period from $8,204 in the 1998 nine-month period.

         Net Loss

         Our net income for the 1999 nine-month period decreased by $491,529, or 313%, to a net loss of ($475,796) in the 1999 nine-month period from net income of $15,724 in the 1998 period. This decrease is primarily due to decreased gross revenues due to the declining state of our software programs' product life-cycle and the increase in general and administrative expenses as discussed above.

Results of Operations - Twelve Month Periods Ending December 1997 and 1998

         Sales Revenues

         Sales revenues for 1998 were $419,009, a decrease of $145,436, or 25.8%, from revenues of $564,445 for 1997. This decrease is attributable to the declining stage of our software programs in their product life cycle. We responded to our decreasing by dedicating ourselves to new software development in 1999. Our 1999 sales revenues should reflect a continuation of this downward trend. However, we anticipate our software sales to increase due to the release of Powerbase in early 2000.

         Cost of Sales

         Cost of sales decreased by $36,485, or 96.4%, to $1,356 in 1998 from $37,841 in 1997. In addition, cost of sales as a percentage of revenues decreased to .32% in 1998 from 2.9% in 1997.

         Selling, General and Administrative Expenses

         Selling, general and administrative expenses decreased by $269,518, or 49.3%, to $276,639 in 1998 from $546,157 in 1997. This decrease is primarily due to lack of cash flow resulting from low sales volume.

         Depreciation

         Depreciation increased in 1998, by $547, or 7%, to $7,641 in 1998 from $7,094 in 1997.

         Net Loss

         The net loss for 1998 was ($14,661) which represented a decrease of $27,242 or 65%, as compared to the net loss of ($41,903) for 1997. We have operated at a loss over the last two years as a result of corporate restructuring, declining stage software producers and allocation of our resources toward new software development. We anticipate profitability in 2000, but profits will turn on market acceptance of our new software, the timely release of our new software, and continued demand for our coaching services. 1999 has been a development year for our software operations. There is a trend of product price decreases in the software industry. There is also a trend toward business internet usage. We seek to develop and market software, such as Powerbase, that has applications related to business on the internet. Powerbase will be released in January 2000 and we believe that it will increase our revenues.

Year 2000

         Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, many companies' software and computer systems may need to be upgraded or replaced in order to comply with these year 2000 requirements. The use of software and computer systems that are not year
2000 ready could result in system failures or miscalculations causing disruptions of operations including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities.

State of Readiness

         We are a comparatively new enterprise, and, accordingly, the majority of the software and hardware we use to manage our business was purchased or developed by us within the last 24 months. While this fact does not uniformly protect us against year 2000 exposure, we believe our risk is decreased due to the fact that the information technology we use to manage our business is not based upon legacy hardware and software systems. Legacy systems are hardware and software systems that were developed in previous decades when there was less awareness of year 2000 issues. Generally, hardware and software design within the current decade and the past several years in particular has given greater consideration to year 2000 issues. However, we have determined that our financial reporting system requires an update to be year 2000 compliant and we intend to make our system compliant through an upgrade to be completed by the end of the fourth quarter of 1999. Until completion of the assessment phase, we will not be able to completely evaluate whether contingency plans are warranted or what other components of our systems need to be remediated through replacement or revision. We expect to complete our assessment and any necessary remediation by the fourth quarter of 1999.

Costs

         To date, we have not incurred significant incremental costs in order to comply with year 2000 requirements for our products or internal systems. We do not believe that we will incur significant incremental costs in the foreseeable future except for costs associated with the remediation and independent testing of various components of our systems, which we do not currently believe will exceed an additional $5,000. However, we cannot be sure that year 2000 issues will not be discovered in our products or internal software systems and, if any issues are discovered, we cannot be sure that the costs of making such products and systems year 2000 ready will not harm our business, operating results, and financial condition.

Risks

         If we, our customers, our providers of hardware and software, or external infrastructure providers fail to remedy any year 2000 issues, our businesses and internal operations could be interrupted and our reputation, business, operating results, and financial condition could suffer. We would consider an interruption of our businesses and internal operations to be the most reasonably likely unfavorable result of any failure by us, or failure by the third parties upon which we rely, to achieve year 2000 compliance.

         Some commentators have predicted significant litigation regarding year 2000 compliance issues, we are aware of lawsuits regarding year 2000 compliance issues against other software vendors. Because we are in the business of selling software products, our risk of being subjected to lawsuits relating to year 2000 issues with its software products is likely to be greater than companies in other industries. Because computer systems may involve hardware, firmware and software components from different manufacturers, it may be difficult to determine which component in a computer system may cause a year 2000 issue. As a result we may be subjected to year 2000 related lawsuits independent of whether our products and services are year 2000 ready. Any year 2000 related lawsuits, whether or not determined in its favor or settled by it, may be costly and may divert the efforts and attention of its management from normal business operations. The impact of any year 2000 related lawsuits cannot be determined at this time, but could be determined.

Contingency Plans

         Presently, we believe we are unable to reasonably estimate the duration and extent of any disruptions that may be due to year 2000 issues, or quantify the effect that it may have on our future revenues. We have yet to develop a comprehensive contingency plan to address the issues that could result from any disruption due to year 2000 issues. We are prepared to develop a comprehensive contingency plan if our ongoing assessment leads us to conclude we have significant exposure based upon the likelihood of a disruption due to year 2000 issues. Responses received from all third-party vendors and service providers will be taken into account in determining the need for and nature and extent of any contingency plans. We intend to develop any required contingency plan by the end of the fourth quarter of 1999.

                             DESCRIPTION OF PROPERTY

         Our corporate headquarters are located in Draper, Utah where we have a lease for approximately 3,100 square feet of office space and 1,100 square feet of warehouse space in a typical business park. We believe that as we expand the business, adding additional strategic partners, we will need to lease additional space or add to the currently leased square footage. We believe that suitable additional or substitute space will be available on commercially reasonable terms.

                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                              OWNERS AND MANAGEMENT

         The following table sets forth, as of the date of this registration statement, the aggregate number of shares of common stock owned of record or beneficially by each person who owned of record, or is known by us to own beneficially, more than 5% of our common stock, and the name and holdings of each officer and director and all officers and directors as a group:

--------------- ---------------------------   -----------------      ----------
Title of Class        Name and                Amount and Nature      Percent of
                Address of Beneficial Owner   Beneficial Owner          Class
--------------- ---------------------------   -----------------      ----------
                 Officers and Directors:

  Common         Craig R. Hendricks             2,061,830             26.1% (1)
   Stock         112 W. Business Park Drive
                 Draper, Utah 84020

  Common         Steven E. Carlson              2,061,830             26.1% (2)
   Stock         112 W. Business Park Drive
                 Draper, Utah 84020

                 5% Shareholders:

  Common         Lona Hendricks                   726,640             10.7% (3)
   Stock         4103 205th Ave. S.E.
                 Issaquah, WA 98029

--------------- ---------------------------   -----------------      ----------

(1) Assumes the exercise of warrants held by Craig Hendricks to purchase 832,775 shares of our common stock.

(2) Assumes the exercise of warrants held by Steven E. Carlson to purchase 832,775 shares of our common stock.

(3) Assumes the exercise of warrants held by Lona Hendricks to purchase 726,640 shares of our common stock.

         The following table sets forth, as of the date of this registration statement, the aggregate number of shares of common stock warrants held by each person who owned of record, or is known by us to own beneficially, more than 5% of our common stock, and the name and holdings of each officer and director.

------------------    ------------------------    -------------------   ----------------------
Name of Warrant        Title and Amount of          Exercise Price          Date of
Holder                 Securitites Called for                               Exercise
                       by Warrants
------------------    ------------------------    -------------------   ----------------------
Craig R. Hendricks    832,775 shares of common    .018  shares of        For a period of 60
112 W. Business       stock.                      Warever Corporation    days after January 1,
Park  Drive                                       stock per share.       2000.
Draper, Utah 84020

                      869,318 shares of common    .0073 shares of        For a period of 60
                      stock.                      Coaching Institute,    days after January 1,
                                                  Inc stock per share.   2001.

Steven E. Carlson     832,775 shares of common    .018 shares of         For a period of 60
112 W. Business       stock.                      Warever Corporation    days after January 1,
Park Drive                                        stock per share.       2000.
Draper, Utah 84020

                      869,318 shares of common    .0073 shares of        For a period of 60
                      stock.                      Coaching Institute,    days after January 1,
                                                  Inc stock per share.   2001.

Lona Hendricks        459,700 shares of common    .018 shares of         For a period of 60
4103 205th Ave. S.E.  share.                      Warever Corporation    days after January 1,
Issaquah, WA 98029                                stock per share.       2000.

                      143,182 shares of common    .0073 shares of        For a period of 60
                      stock.                      Coaching Institute,    days after January 1,
                                                  Inc stock per share.   2001.

------------------    ------------------------    -------------------   ----------------------

                          DIRECTORS, EXECUTIVE OFFICERS
                          PROMOTERS AND CONTROL PERSONS

Officers and Directors

         The following table sets forth the names, age, and position of each of our directors and executive officers.

          Name                     Age            Position and Office Held
          ----                     ---            ------------------------
  Craig R. Hendricks               33         President, Chief Executive Officer
                                              Chief Accounting Officer
                                              Chief Financial Officer

  Steven E. Carlson                30         Vice President

         Each of the above individuals became an officer and director in connection with our re-organization. The term of office of each officer and director is until his successor is elected and qualified.

Biographical Information

         Set forth below is biographical information for each officer and director. No person other than officers and directors will currently perform any of our management functions.

         Craig R. Hendricks

         Mr. Craig R. Hendricks has been with Warever Corporation since 1992. In 1993, he orchestrated and led the buyout of Warever Corporation from its founding owners. Prior to joining Warever Corporation in 1992, Mr. Hendricks began his career at WordPerfect Corporation. He served on the Board of CMS Casuals, Inc., a manufacturing company based in Bellevue, Washington with approximately 40 employees, which was sold to a group of Microsoft employees in 1990. He received a Bachelor of Science in accounting and a Master of Business Administration Degree, graduating with distinction from Brigham Young University in 1992.

         Steven E. Carlson

         Mr. Steven B. Carlson helped create Warever Corporation as one of the original founders while attending the University of Utah. Mr. Carlson has been a member of the board of directors since Warever's inception. Mr. Carlson has been involved in the productivity and sales automation industries since the late 1980's. Mr. Carlson has assisted Fruit of the Loom, Syntexx Medical, Blue Cross Blue Shield, Radisson Hotels, Ministry of Agriculture of Canada, Library of Congress and Huntsman Chemical Corporation implement business and sales automation technology.

                             EXECUTIVE COMPENSATION

         We have no written employment agreements with any officer or director. The President and Vice President do not have set compensation and defer their compensation from time to time. Commencing January 1, 2000, the President and Vice President will be paid annual salaries of $100,000 each.

-------------------------------------------------------------------------------------------------------------------------------
                                                  SUMMARY COMPENSATON TABLE
-------------------------------------------------------------------------------------------------------------------------------
Name and Principal                                                          Long-Term Compensation
Position (a)            Year
                        (b)
----------------------- -------- ------------------------------------------ ------------------------------------- -------------
                                 Annual Compensation                        Awards       Payouts
                                 ------------------------------------------ ------------ ------------------------ -------------
                                 Salary (c)    Bonus (d)       Other        Restricted   Securities   LTIP        All
                                                               Annual       Stock        Under-       Payouts     Other
                                                               Compen-      Award (f)    Lying         (h)        Compen-
                                                               sation (e)                Options/                 sation (i)
                                                                                         SARs (g)
----------------------- -------- ------------- --------------- ------------ ------------ ------------ ----------- -------------
Craig Hendricks         1998     $ 50,250      $0.0            $0.0         $0.0         0            $0.0        $0.0
Chairman, CEO,
President
----------------------- -------- ------------- --------------- ------------ ------------ ------------ ----------- -------------
Steven Carlson          1998     $ 50,250      $0.0            $0.0         $0.0         0            $0.0        $0.0
Vice President
----------------------- -------- ------------- --------------- ------------ ------------ ------------ ----------- -------------

         There are no other agreements or arrangements, express or implied, between us and any other officer or director, regarding any other form of compensation, including stock options, warrants, employment incentives, or the like.

         No cash compensation, deferred compensation or long-term incentive plan awards were issued or granted to our management during the year ended December 31, 1998, or the period ended September 30, 1999.

Compensation of Directors.

         There are no standard arrangements pursuant to which our directors are compensated for any services provided as a director. No additional amounts are payable to our directors for committee participation or special assignments.

Employment Contracts and Termination of Employment and Change in Control Arrangements.

       There are no employment contracts, compensatory plans or arrangements, including payments to be received from us, with respect to any of our directors or executive officers which would in any way result in payments to any such person because of his or her resignation, retirement or other termination of employment with us, any change in control of our organization, or a change in the person's responsibilities following a change in control of our organization.

                              CERTAIN RELATIONSHIPS
                            AND RELATED TRANSACTIONS

Loan From 5% Stockholder

         The only transactions between members of management, nominees to become a director or executive officer, 5% stockholders or promoters are with Lona Hendricks, owner of 10.7% of our outstanding common stock. Lona Hendricks is the mother of our President, Craig Hendricks, and has loaned us a total of $190,000 in a series of three similar transactions. The loans and terms are as follows:


-------------------- -------------------- -------------- -------------- ----------------------------------------------
Date of Loan         Principal Amount     Interest Rate  Term           Payment Terms
-------------------- -------------------- -------------- -------------- ----------------------------------------------
April 1, 1999        $40,000              9.75%          3 years        Monthly payments of principal and interest
                                                                        amortized over 36 months
-------------------- -------------------- -------------- -------------- ----------------------------------------------
July 1, 1999         $50,000              9.75%          1 year         Monthly payments of interest only with
                                                                        balloon payment due on or before month 12.
-------------------- -------------------- -------------- -------------- ----------------------------------------------
August 1, 1999       $100,000             9.75%          1 year         Monthly payments of interest only with
                                                                        balloon payment due on or before month 12.
-------------------- -------------------- -------------- -------------- ----------------------------------------------

                            DESCRIPTION OF SECURITIES

General

         LSI Communications is authorized to issue 50,000,000 shares of common stock, par value $0.01 per share, of which 8,970,804 shares are issued and outstanding. We have no preferred stock.

Common Stock

         Holders of common stock are entitled to one vote per share on each matter submitted to a vote at any meeting of stockholders. Shares of common stock do not carry cumulative voting rights and, therefore, holders of a majority of the outstanding shares of common stock will be able to elect the entire board of directors, and, if they do so, minority stockholders would not be able to elect any members to the board of directors. Our board of directors has authority, without action by the stockholders, to issue all or any portion of the authorized but unissued shares of common stock, which would reduce the percentage ownership of the stockholders and which may dilute the book value of the common stock.

         Shareholders have no pre-emptive rights to acquire additional shares of common stock. The common stock is not subject to redemption and carries no subscription or conversion rights. In the event of liquidation, the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities. The shares of common stock, when issued, will be fully paid and non-assessable.

         Holders of common stock are entitled to receive dividends as the board of directors may from time to time declare out of funds legally available for the payment of dividends. We have not paid dividends on common stock and do not anticipate that we will pay dividends in the foreseeable future.


                                     PART II

                      MARKET PRICE OF AND DIVIDENDS ON THE
                         REGISTRANT'S COMMON EQUITY AND
                           RELATED STOCKHOLDER MATTERS

Market Information.

         Our common stock is quoted on the OTC Bulletin Board of the NASD. No assurance can be given that any established market for our common stock will develop or be maintained. For any market that develops for our common stock, the sale of "restricted securities" (common stock) pursuant to Rule 144 of the Securities and Exchange Commission by members of management or any other person to whom any such securities may be issued in the future may have a substantial adverse impact on any such public market. Information about the date when current holders' holding period of "restricted securities" commenced can be found under the caption "Recent Sales of Unregistered Securities." A minimum holding period of one year is required for resales under Rule 144, along with other pertinent provisions, including publicly available information concerning our operations. Limitations on the volume of "restricted securities" which can be sold in any 90 day period; the requirement of unsolicited broker's transactions; and the filing of a Notice of Sale on Form 144 will not be satisfied by the filing and effectiveness of this Registration Statement.

         The following quotations represent historical pricing of our common stock by quarter over the past two years, but do not represent actual transactions; these quotations do not reflect dealer markups, markdowns or commissions.

Stock Quotations

                                               CLOSING BID

                  Quarter ended:                     High              Low


                  September 30, 1997                 -0-               -0-

                  December 31, 1997                 3/64              3/64

                  March 31, 1998                    3/64              3/64

                  June 30, 1998                     1 3/8             1 3/8

                  September 30, 1998                1 1/4             1 1/4

                  December 31, 1998                 4 3/8             4 3/8

                  March 31, 1999                    3 5/16            3 1/16

                  June 30, 1999                     1 5/8             1 3/8

                  September 30, 1999                15/16             15/16

Holders.

         The number of record holders of our securities as of the date of this Registration Statement is approximately 125.

Dividends.

                  We have not declared any cash dividends with respect to our common and do not intend to declare dividends in the foreseeable future. Our future dividend policy cannot be ascertained with any certainty, and if and until we become profitable, no such policy will be formulated. There are no material restrictions limiting, or that are likely to limit, our ability to pay dividends on our securities.

                                LEGAL PROCEEDINGS

         We are not a party to any pending legal proceedings, or governmental agency proceedings, and no such action by or, to the best of our knowledge, against us has been threatened.

                          CHANGES IN AND DISAGREEMENTS
                                WITH ACCOUNTANTS

         None.

                                 RECENT SALES OF
                             UNREGISTERED SECURITIES

Common Stock

--------------------------------------- ------------- ------------------ ---------------------------------------------
                 Name                       Date      Number of Shares             Aggregate Consideration
                                          Acquired
--------------------------------------- ------------- ------------------ ---------------------------------------------
Bismark Mining                          6/11/98               96,000     80,000 shares of Ferber stock.(1)
--------------------------------------- ------------- ------------------ ---------------------------------------------
Steven E. Carlson                       12/8/96              999,330     85,000 shares of Coaching Institute
Steven E. Carlson                       6/28/99            1,062,500      stock.(2)
                                                                         42,500 shares of Warever, Inc. stock.(3)
--------------------------------------- ------------- ------------------ ---------------------------------------------
Chartlight Corp.                        12/2/98               10,000     $500 in 1998 private placement(4)
--------------------------------------- ------------- ------------------ ---------------------------------------------
DFT Consultants, LTD                    12/2/98              243,600     $121,800 in 1998 private placement(4)
--------------------------------------- ------------- ------------------ ---------------------------------------------
Eastern Forest Resources, Inc.          12/2/98               20,000     $11,000 in 1998 private placement(4)
--------------------------------------- ------------- ------------------ ---------------------------------------------
Helena Silver Mines, Inc.               6/11/98              132,000     110,000 shares of Ferber stock.(1)
--------------------------------------- ------------- ------------------ ---------------------------------------------
Craig R. Hendricks                      12/8/96              999,330     85,000 shares of Coaching Institute
Craig R. Hendricks                      6/28/99            1,062,500      stock.(2)
                                                                         42,500 shares of Warever, Inc. stock.(3)
--------------------------------------- ------------- ------------------ ---------------------------------------------
Lona Hendricks                          12/8/98              551,640     46,921 shares of Coaching Institute stock.
Lona Hendricks                          6/28/99              175,000     (2)
                                                                         7,000 shares of Warever, Inc. stock. (3)
--------------------------------------- ------------- ------------------ ---------------------------------------------
Hercules Extension, Inc.                6/11/98              108,000     90,000 shares of Ferber stock.(1)
--------------------------------------- ------------- ------------------ ---------------------------------------------
Karl A. Malone                          10/7/99              137,931     Services(5)
--------------------------------------- ------------- ------------------ ---------------------------------------------
M.B. Resources, Inc.                    6/11/98              120,000     100,000 shares of Ferber stock.(1)
--------------------------------------- ------------- ------------------ ---------------------------------------------
Richard A. McAllister                   6/28/99              150,000     6,000 shares of Coaching Institute stock.
                                                                         (2)
--------------------------------------- ------------- ------------------ ---------------------------------------------
Mark McKown                             8/30/99                5,519     Services(5)
--------------------------------------- ------------- ------------------ ---------------------------------------------
Northpost Operating Co.                 6/11/98              120,000     100,000 shares of Ferber stock.(1)
--------------------------------------- ------------- ------------------ ---------------------------------------------
Don Robinson                            12/8/98              299,800     25,500 shares of Ferber stock.(1)
--------------------------------------- ------------- ------------------ ---------------------------------------------
Savoy Industries, Inc.                  6/11/98               96,000     80,000 shares of Ferber stock.(1)
--------------------------------------- ------------- ------------------ ---------------------------------------------
Scejon Investments, Inc.                12/2/98              225,000     $11,250 in 1998 private placement(4)
--------------------------------------- ------------- ------------------ ---------------------------------------------
Starboard Financial Corp.               12/2/98              310,000     $15,500 in 1998 private placement(4)
--------------------------------------- ------------- ------------------ ---------------------------------------------
Washington Mining Corp.                 6/29/98              120,000     100,000 shares of Ferber stock.(1)
--------------------------------------- ------------- ------------------ ---------------------------------------------
Roger G. Williams                       6/28/99               50,000     2,000 shares of Coaching Institute stock.
                                                                         (2)
--------------------------------------- ------------- ------------------ ---------------------------------------------
Wide West, Inc.                         6/11/98              144,000     120,000 shares of Ferber stock.(1)
--------------------------------------- ------------- ------------------ ---------------------------------------------
Windlass Investments, Inc.              12/2/98              191,400     $9,570 in 1998 private placement(4)
--------------------------------------- ------------- ------------------ ---------------------------------------------
Ross Wolfley                            12/6/98              149,900     12,750 shares of Warever, Inc. stock. (3)
--------------------------------------- ------------- ------------------ ---------------------------------------------
Security Insurers, Inc.                 6/11/98              144,000     120,000 shares of Ferber stock.(1)
--------------------------------------- ------------- ------------------ ---------------------------------------------
Silverton Mines, Inc.                   6/11/98              120,000     100,000 shares of Ferber stock.(1)
--------------------------------------- ------------- ------------------ ---------------------------------------------

(1) LSI Communications, Inc., acquired all of the shares of Ferber Corporation in June 1997 where the shareholders of Ferber exchanged 1,000,000 Ferber shares for 1,200,000 shares of LSI Communications, Inc.
(2) LSI Communications, Inc., acquired 85% of the shares of Coaching Institute by issuing 2,500,000 shares of stock in exchange for 85%, or 85,000, of the shares of Coaching Institute stock pursuant to a June 21, 1999 transaction.
(3) Warever, Inc. merged into LSI Communications, Inc., which acquired 85% of the shares of Warever, Inc. by issuing 2,500,000 shares of its stock in exchange for 85%, or 255,171, shares of Warever, Inc. stock pursuant to a November 20, 1998 transaction.
(4) In November and December 1998 the company raised $50,000 in a private offering pursuant to a Regulation D, Rule 504 exemption.
(5)      Services related to the production of a fitness video project.

         We believe that each of the foregoing persons or entities was either an "accredited investor," or "sophisticated investor" as defined in Rule 506 of Regulation D of the Securities and Exchange Commission. Each had access to all material information regarding LSI Communications prior to the offer, sale or issuance of these "restricted securities." We believe these shares were exempt from the registration requirements of the Securities Act of 1933, as amended (the "1933 Act"), pursuant to Section 4(2) and applicable exemptions thereunder.

         We have taken the following factors into account in determining the valuations of the above-referenced shares:

         o the fact that the shares are "restricted" o our history of limited revenues
         o the limited market for our common stock on the OTC Bulletin Board of the NASD
         o        the low book value per share

Transfer and Warrant Agent

         Our transfer agent is Interwest Transfer Company, Inc., 1981 East Murray-Holladay Road, Holladay, UT 84117.

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 78.7502 of the Nevada Revised Statutes provides in relevant part as follows:

            1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

            2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

            3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense. Our articles of incorporation do not contain a specific indemnification provision for its officers, directors and employees.

         Insofar as indemnification by LSI Communications for liabilities arising under the Securities Act may be permitted to our officers and directors we are aware that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by LSI Communications of expenses incurred or paid by an officer or director in the successful defense of any action, suit, or proceeding) is asserted by such officer or director in connection with the securities being registered hereby, LSI Communications will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                    PART F/S

                            LSI Communications, Inc.

              Un-audited Consolidated Interim Financial Statements

              Nine-month Periods Ending September 30, 1999 and 1998

                                       and

                            LSI Communications, Inc.

                        Consolidated Financial Statements

                           December 31, 1998 and 1997

                                                       LSI Communications, Inc.
                                                 Consolidated Statement of Operations

                                                                                           For the Period Ended
                                                                                               September 30,
                                                                                      1999                      1998
                                                                                      ----                      ----
REVENUES                                                                           $203,826                   $395,501

COST OF SALES                                                                        19,076                        972
                                                                                 ----------                  ---------
GROSS PROFIT                                                                        184,750                    394,529
                                                                                 ----------                  ---------
SELLING EXPENSES                                                                    107,952                    142,677

GENERAL & ADMINISTRATIVE EXPENSES                                                   545,388                    231,315
                                                                                 ----------                  ---------
TOTAL OPERATING EXPENSES                                                            653,340                    373,992
                                                                                 ----------                  ---------
OPERATING INCOME (LOSS)                                                            (468,590)                    20,537
                                                                                 ----------                  ---------

OTHER INCOME AND (EXPENSES)

   Miscellaneous income (expense)                                                    (3,483)                    (3,391)
   Interest expense                                                                  (3,723)                    (8,204)
                                                                                 ----------                  ---------
   Total Other Income and (Expenses)
NET INCOME (LOSS) BEFORE INCOME TAXES                                              (475,796)                    15,742

PROVISION FOR INCOME TAXES                                                                0                          0
                                                                                 ----------                  ---------
NET INCOME (LOSS)                                                                  (475,796)                    15,724
                                                                                 ==========                  =========
NET INCOME (LOSS) PER SHARE                                                           (0.07)                      0.05
                                                                                 ==========                  =========
WEIGHTED AVERAGE OUTSTANDING SHARES                                               6,949,871                    300,495
                                                                                 ==========                  =========

                                                       LSI Communications, Inc.
                                                      Consolidated Balance Sheet

                                                                ASSETS

                                                                                September 30
                                                                                     1999
                                                                               --------------
CURRENT ASSETS
   Cash & Cash Equivalents                                                          $12,320
   Inventory                                                                         16,691
   Accounts Receivable (Net of allowance of $11,800)                                 72,858
                                                                                 ----------

Total Current Assets                                                                101,869
                                                                                 ----------
PROPERTY & EQUIPMENT
   (Net of Accumulated Depreciation)                                                 27,962
                                                                                 ----------
OTHER ASSETS
   Other Receivable                                                                     200
   Contract - Karl Malone                                                           261,866
   Goodwill                                                                       1,369,216
   Deposits & Prepaids                                                                6,076
                                                                                 ----------
      Total Other Assets                                                          1,637,358
                                                                                 ----------
   TOTAL ASSETS                                                                  $1,767,189
                                                                                 ==========


                                                       LSI Communications, Inc.
                                                      Consolidated Balance Sheet

                                                 LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                                September 30
                                                                                    1999
                                                                               --------------
CURRENT LIABILITIES
    Accounts payable                                                                $59,893
    Accrued expenses                                                                 29,332
    Current portion of long-term liabilites                                         193,169
                                                                                 ----------
Total Current Liabilities                                                           282,394
                                                                                 ----------
LONG TERM LIABILITIES
    Notes payable                                                                    63,878
    Notes payable-related party                                                     187,278
    Less current portion                                                           (193,169)
                                                                                 ----------
        Total long term Liabilities                                                  57,987
                                                                                 ----------
        TOTAL LIABILITIES                                                           340,381
                                                                                 ----------

STOCKHOLDERS EQUITY
    Common stock, authorized 60,000,000 shares of $.001                               8,916
    par value, issued and outstanding 8,915,670 (See note below)
    Additional Paid-in capital                                                    2,185,641
    Retained Earnings                                                              (764,304)
    Minority Interest                                                                (3,445)
                                                                                 ----------
      Total Stockholders' Equity                                                  1,426,808
                                                                                 ----------
   TOTAL LIABILITIES & STOCKHOLDERS EQUITY                                       $1,767,189
                                                                                 ==========

Note: In June 1999, LSI acquired Coaching Institute with a stock for stock transaction. That 85% of the issued and outstanding capital stock of Coaching Institute shall be acquired by LSI in exchange for 2,500,000 shares of LSI stock.

                                                       LSI Communications, Inc.
                                                 Consolidated Statement of Cash Flows

                                                                                           For the Period Ended
                                                                                              September 30,
                                                                                    1999                        1998
                                                                                -----------                  ----------
Cash Flows From Operating Activities
Net income (loss)                                                                 ($475,796)                   $15,724
Non-cash items:
 Depreciation & amortization                                                         91,266                      8,169
 Bad Debt                                                                            11,859                      8,548
 Expense paid with stock issuance                                                   135,000
 Increase/(decrease) in currents assets:
 Accounts receivable                                                                (65,806)                    36,600
 Inventory                                                                            9,302                      1,268
Increase/(decrease) in currents liabilities:
 Accounts payable                                                                    46,002                    (21,966)
 Accrued expense                                                                     28,457                     (9,511)
                                                                                -----------                  ----------
    Net Cash Provided (Used) by Operating Activities                               (219,716)                    38,832
                                                                                -----------                  ----------

Cash Flows From Investing Activities
   Cash in Coaching Institute at acquisition                                         14,448
 Cash paid for property, equipment and software technology                          (17,272)                    (1,769)

Net Cash Provided (Used) by Investing Activities                                     (2,824)                    (1,769)
                                                                                -----------                  ----------

Cash Flows From Financing Activities
   Increase in long-term debt                                                       215,000
   Principal payments on long-term debt                                              (4,558)                   (45,749)
   Net Cash Provided (Used) by Financing Activities                                 210,442                    (45,749)
                                                                                -----------                  ----------
   Increase/(decrease) in Cash                                                      (12,098)                    (8,686)
Cash and Cash Equivalents at Beginning of Period                                     24,418                     22,665
Cash and Cash Equivalents at End of Period                                          $12,320                    $13,979

Supplemental Cash Flow Information:
   Cash paid for interest                                                            $3,723                     $8,204
   Cash paid for income taxes                                                          -                          -

                            LSI Communications, Inc.

                        Consolidated Financial Statements

                           December 31, 1998 and 1997


                                 C O N T E N T S


Accountants' Report ...................................................... 3

Consolidated Balance Sheets .............................................. 4

Consolidated Statements of Operations .................................... 6

Consolidated Statements of Stockholders' Equity........................... 7

Consolidated Statements of Cash Flows .................................... 8

Notes to the Consolidated Financial Statements ........................... 9

                          INDEPENDENT AUDITOR'S REPORT



To the Board of Directors and Stockholders of LSI Communications, Inc.


We have audited the accompanying consolidated balance sheets of LSI Communications, Inc. as of December 31, 1998 and 1997 and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LSI Communications, Inc. as of December 31, 1998 and 1997 and the results of its consolidated operations and cash flows for the years then ended in conformity with generally accepted accounting principles.





Salt Lake City, Utah
January 12, 1999


                                            LSI Communications, Inc.
                                          Consolidated Balance Sheets

                                                    ASSETS

                                                                                     December 31,
                                                                               1998                  1997
                                                                      ------------------      ----------------
CURRENT ASSETS
   Cash & Cash Equivalents (Note 1)                                   $           24,418      $         22,665
   Inventory                                                                       5,286                 7,728
   Accounts Receivable (Net of allowance of
      $8,500 and $12,900, respectively)                                            7,252                49,666
                                                                      ------------------      ----------------

     Total Current Assets                                                         36,956                80,059
                                                                      ------------------      ----------------

PROPERTY & EQUIPMENT (Note 2)                                                     15,093                24,365
                                                                      ------------------      ----------------

OTHER ASSETS

    Goodwill (Note 1)                                                             98,030                  -
    Deposits & Prepaids                                                            6,076                 6,076
                                                                      ------------------      ----------------

    Total Other Assets                                                           104,106                 6,076
                                                                      ------------------      ----------------

     TOTAL ASSETS                                                     $          156,155      $        110,500
                                                                      ==================      ================

    The accompanying notes are an integral part of these financial statements

                                                       LSI Communications, Inc.
                                                 Consolidated Balance Sheets continued


                                                 LIABILITIES AND STOCKHOLDERS' EQUITY


                                                                                     December 31,
CURRENT LIABILITIES                                                          1998                      1997
                                                                      ------------------        --------------
   Accounts payable                                                   $           13,891      $         32,676
   Accrued expenses                                                                5,216                10,764
   Current portion of long-term liabilities (Note 3)                              23,392                59,317
   Deferred Revenues (Note 1)                                                      5,000                  -
                                                                      ------------------        --------------

     Total Current Liabilities                                                    47,499               102,757
                                                                      ------------------        --------------


LONG TERM LIABILITIES (Note 3)

   Notes payable                                                                  37,121                60,654
   Notes payable-related party                                                     3,593                31,000
   Capital lease obligations                                                        -                    8,603
   Less current portion                                                          (23,392)              (59,317)
                                                                      ----------------       ------------------

     Total long term Liabilities                                                  17,322                40,940
                                                                      ------------------      ----------------

     TOTAL LIABILITIES                                                            64,821               143,697
                                                                      ------------------      ----------------


STOCKHOLDERS' EQUITY

   Common stock, authorized 60,000,000 shares
     of $.001 par value, issued and outstanding
     5,959,697 and 300,201 shares, respectively                                    5,960                   300
   Additional Paid-in capital                                                    416,731               300,195
   Treasury Stock                                                                   -                  (29,000)
   Retained earnings                                                            (324,353)             (304,692)
   Minority Interest                                                              (7,004)                 -
                                                                      ------------------        --------------

     Total Stockholders' Equity                                                   91,334               (33,197)
                                                                      ------------------        --------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                            $          156,155      $        110,500
                                                                      ==================      ================

    The accompanying notes are an integral part of these financial statements

                                                       LSI Communications, Inc.
                                                 Consolidated Statements of Operations

                                                                                                                   For the Year
                                                                                      For the Year Ended
                                                                                          December 31,
                                                                                     1998            1997
                                                                                ------------    -------------
REVENUES                                                                        $    414,009    $     564,445

COST OF SALES                                                                          1,356           37,841
                                                                                ------------    -------------

GROSS PROFIT                                                                         412,653          526,604
                                                                                ------------    -------------

SELLING EXPENSES                                                                     152,289           15,485

GENERAL & ADMINISTRATIVE EXPENSES                                                    276,639          546,157
                                                                                ------------    -------------

TOTAL OPERATING EXPENSES                                                             428,928          561,642
                                                                                ------------    -------------

OPERATING LOSS                                                                       (16,275)         (35,038)
                                                                                ------------    -------------

OTHER INCOME AND (EXPENSES)

   Miscellaneous income                                                                3,392           14,832
   Interest expense                                                                   (6,778)         (21,697)
                                                                                ------------    -------------

     Total Other Income and (Expenses)                                                (3,386)          (6,865)
                                                                                ------------    -------------

LOSS BEFORE INCOME TAXES                                                             (19,661)         (41,903)

PROVISION FOR INCOME TAXES (Note 1)                                                     -                -
                                                                                ------------    -------------

NET LOSS                                                                        $    (19,661)   $     (41,903)
                                                                                ============    =============

NET LOSS PER SHARE                                                              $       (.02)   $        (.14)
                                                                                ============    =============

WEIGHTED AVERAGE OUTSTANDING SHARES                                                1,135,100          300,201
                                                                                ============    =============

    The accompanying notes are an integral part of these financial statements


                                                       LSI Communications, Inc.
                                            Consolidated Statements of Stockholders' Equity
                                           From December 31, 1996 through December 31, 1998

                                                                    Additional                        Retained
                                          Common Stock               Paid-in        Treasury          Earnings
                                        Shares        Amount         Capital          Stock           (Deficit)
                                        ------        ------         -------          -----           ---------
Balance on December 31, 1996            300,201     $     300      $  300,195    $    (29,000)      $  (262,789)

Net loss for the year
   ended December 31, 1997                 -             -               -               -              (41,903)
                                      ---------     ---------      ----------    ------------       -----------

Balance on December 31, 1997            300,201           300         300,195         (29,000)         (304,692)

October 12, 1998 - Purchase
   of Treasury Stock                       -             -               -               (500)             -

November 98 - Reverse acquisition
   and reorganization adjustment
   (Note 1)                           4,659,496         4,660          72,536          29,500              -

November 98 - Stock issued for
   cash at $.05 per share             1,000,000         1,000          49,000            -                 -

Offering Costs                             -             -                             (5,000)             -

Net Loss for the year
   ended December 31, 1998                 -             -               -                              (19,661)
                                      ---------     ---------      ----------    ------------       -----------
Balance on December 31, 1998          5,959,697     $   5,960      $  416,731    $       -             (324,353)
                                      =========     =========      ==========    ============       ===========

    The accompanying notes are an integral part of these financial statements


                                                       LSI Communications, Inc.
                                                 Consolidated Statements of Cash Flows


                                                                                                For the
                                                                                              Year ended
                                                                                             December 31,
                                                                                     1998                1997
                                                                                -------------      ------------
Cash Flows From Operating Activities
Net income (loss)                                                               $     (19,661)     $    (41,903)
Non-cash items:
   Depreciation & amortization                                                         11,871            14,646
   Bad Debt                                                                             4,400            12,900
(Increase)/decrease in current assets:
   Accounts receivable                                                                 46,814            40,006
   Inventory                                                                            2,442            23,018
Increase/(decrease) in current liabilities:
   Accounts payable                                                                   (18,784)          (12,693)
   Accrued expenses                                                                    (5,548)            3,008
   Deferred revenues                                                                    5,000              -
                                                                                -------------      ------------

     Net Cash Provided (Used) by Operating Activities                                  26,534            38,982
                                                                                -------------      ------------

Cash Flows from Investing Activities

  Cash paid for property, equipment and software technology                            (1,769)           (4,945)
  Cash paid for Treasury Stock                                                           (500)             -
  Cash paid for deposits                                                                 -                  249
                                                                                -------------      ------------

     Net Cash Provided (Used) by Investing Activities                                  (2,269)           (4,696)
                                                                                -------------      ------------

Cash Flows from Financing Activities

  Cash received from stock issuance                                                    45,000              -
  Principal payments on long-term debt                                                (67,512)          (17,413)
                                                                                -------------      ------------

     Net Cash Provided (Used) by Financing Activities                                 (22,512)          (17,413)
                                                                                -------------      ------------

Increase/(decrease) in Cash                                                             1,753            16,873

Cash and Cash Equivalents at Beginning of Period                                       22,665             5,792
                                                                                -------------      ------------

Cash and Cash Equivalents at End of Period                                      $      24,418      $     22,665
                                                                                =============      ============


Supplemental Cash Flow Information:

  Cash paid for interest                                                        $       6,778      $     21,697
  Cash paid for income taxes                                                    $        -         $       -

    The accompanying notes are an integral part of these financial statements

NOTE 1 - Summary of Significant Accounting Policies

         a.       Organization

                  The Company was incorporated as TPI, Inc., under the laws of the State of Utah on April 26, 1983. In 1985, the Corporation changed its situs from Utah to Nevada and its name to Connections Marketing Corp. In July, 1992, the shareholders of the Corporation voted to change the name to LSI Communications, Inc. (LSI). The Company held mineral properties in Beaver County, Utah; however, no extraction operations ever commenced and the properties were distributed to the shareholders through a subsidiary spinoff.

                  On November 20, 1998, the Company entered a Plan of Reorganization and Acquisition agreement with Warever, Inc. (Warever) a Utah Corporation, wherein the Company issued 3,000,000 shares of common stock for 85% of the outstanding common stock of Warever. The agreement provides for the Company to acquire the remaining 15% of Warever for 2,500,000 shares of LSI through option agreements which are exercisable for a period of 60 days following January 1, 2000 for no consideration.

                  Warever was organized in the State of Utah on May 13, 1992 under the name of Action Plus Software, Inc. On January 17,1995 the company changed the name of the company to Warever, Inc.

                  Warever is in the business of developing, programming, selling and marketing a computer software package named Action Plus, a management assistance software tool.

                  The  acquisition  is recorded as a reverse  acquisition,  with
         Warever being the accounting survivor, therefore all historical financial information prior to November 20, 1998 in these statements are those of Warever.

         b.       Recognition of Revenue/Deferred Revenue

                  The Company recognizes income and expense on the accrual basis of accounting. The Company receives revenues from services provided for custom program conversions and training. Pursuant to SOP 97-2, revenue is recorded when the services are completed. The Company also generates revenues from the sale of their Action Plus software technology. This product is sold separately without future performance such as upgrades or maintenance, and is not sold with PCS services, therefore according to SOP 97-2 revenue is recorded upon the sale and delivery of the product once an agreement exists, the price is fixed and collectability is probable.

         b.       Recognition of Revenue/Deferred Revenue (continued)

                  The Company sells post contract support services separately for one year. The Company defers the revenue and recognizes it over the contract term as required by SOP 97-2. The deferred revenue at December 31, 1998 on contracts sold during 1998 total $5,000.

         c.       Earnings (Loss) Per Share

                  The computation of earnings per share of common stock is based on the weighted average number of shares outstanding at the date of the financial statements.

         d.       Provision for Income Taxes

                  In 1997, Warever, Inc. elected to file federal and state income taxes under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay corporate income taxes on its taxable income during that period of time. Instead, the stockholders are liable for individual income taxes on their respective shares of the Company's net operating income in their individual income tax returns. Effective December 1, 1998, the Company will file a consolidated return with it's parent and will lose it's S-Corp status.

                  No provision for income taxes has been recorded due to net operating loss carry forwards totaling approximately $20,000 that will be offset against future taxable income. These NOL carry forwards begin to expire in 2013. No tax benefit has been reported in the financial statements because the Company has not yet proven it can generate taxable income.

                  Deferred tax assets and the valuation account is as follows at December 31, 1998 and 1997:

                                                     1998            1997
                                                 ----------      ----------
         Deferred tax asset:
                  NOL carry forward              $    6,800      $     -

                  Valuation allowance                (6,800)     $     -
                                                 ----------      ----------



                                                 ==========      ==========

         e.       Cash and Cash Equivalents

                  The company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

         f.       Property and Equipment

                  Expenditures for property and equipment and for renewals and betterments, which extend the originally estimated economic life of assets or convert the assets to a new use, are capitalized at cost. Expenditures for maintenance, repairs and other renewals of items are charged to expenses. When items are disposed of, the cost and accumulated depreciation are eliminated from the accounts, and any gain or loss is included in the results of operations.

                  The provision for depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Depreciation expense for the period ended December 31, 1998 and 1997 is $10,209 and $14,646, respectively.

         g.       Goodwill

                  The  Company   recorded   $98,030  in   connection   with  the
                  acquisition of Warever, Inc. Goodwill will be amortized over 5 years on the straight line method.

         h.       Inventory

                  Inventory consists primarily of software manuals and disks.

NOTE 2 - Property & Equipment

         Property and equipment consists of the following at December 31, 1998 and 1997:

                                                     1998           1997
--------------------------------------------------------------  -------------

   Computer equipment                             $    20,195      $    62,495
   Leased equipment                                    15,075           15,075
   Furniture and fixtures                               6,769            6,769
   Software technology                                  2,847            6,815
                                                  -----------      -----------

                                                       44,886           91,154
   Less:
     Accumulated depreciation - equipment             (18,738)         (58,749)
     Accumulated depreciation - leased equipment      (11,055)          (8,040)
                                                  -----------      -----------

     Total Property & Equipment                   $    15,093      $    24,365
                                                  ===========      ===========

NOTE 3 - Long-Term Liabilities

                  Long Term Liabilities are detailed in the following schedules as of December 31, 1998 and 1997:

         Note payable-related party is detailed as follows:

                                                               December 31
                                                           1998          1997
                                                        ---------    ----------
         Note payable to a relative of an officer
         of the Company, bears interest at 12%,
         with principal due April 1999,
         unsecured note                                 $   3,593    $   31,000
                                                        ---------    ----------

         Total notes payable - related party                3,593        31,000
                                                        ---------    ----------

         Capital lease obligations are detailed in the following schedule as of and December 31, 1998 and 1997:

         Capital lease obligation to a corporation
         for telephone equipment, lease payments due
         monthly of $397 through April 2000,
         bears interest at 20%, secured by telephone
         equipment.                                     $    -       $    8,603
                                                        ---------    ----------

         Total Lease Obligations                             -            8,603
                                                        ---------    ----------


NOTE 3 - Long-Term Liabilities (Continued)

         Notes payable are detailed as follows:
                                                               December 31
                                                           1998          1997
                                                        ---------    ----------
         Note  payable to a  corporation  for  working
         capital, payments due monthly of $698 through
         June   2000,    bears    interest   at   11%,
         uncolateralized.                               $  11,531    $   18,307

         Note  payable to a  corporation  for  working
         capital, payments due monthly of $830 through
         October   1998,   bears   interest   at  12%,
         unsecured.                                           105         7,970

         Note  payable to a  corporation  for  working
         capital,   payments  due  monthly  of  $1,087
         through January 2000,  bears interest at 11%,
         unsecured.                                        25,485        34,377
                                                        ---------    ----------

         Total Note Payable                                37,121        60,654
                                                        ---------    ----------

         Total long term liabilities                       40,714       100,257
                                                        ---------    ----------

         Less current portion of:
           Notes payable - related party                    3,593        31,000
           Capital lease obligations                         -            3,087
           Notes payable                                   19,799        25,230
                                                        ---------    ----------
         Total current portion                             23,392        59,317
                                                        ---------    ----------

         Net Long Term Liabilities                      $  17,322    $   40,940
                                                        =========    ==========

         Future minimum principal payments on notes payable are as follows:

                     1999                                            $   23,392
                     2000                                                16,245
                     2001                                                 1,077
                                                                     ----------

             Total notes payable                                     $   40,714
                                                                     ==========

NOTE 4 - Use of Estimates in the Preparation of Financial Statements

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. In these financial statements, assets and liabilities involve reliance on management's estimates. Actual results could differ from those estimates.

NOTE 5 - Commitments and Contingencies

                  The Company is committed for their office facilities. Monthly lease payments are due of $3,300 for a 24 month period beginning May 1, 1999.

         Future minimum lease payments are as follows at December 31, 1998:

                     1999                                       $     39,600
                     2000                                             39,600
                     2001                                             16,500
                                                                ------------
                                                                $     95,700
                                                                ============

NOTE 6 - Related Party Transactions

                  During 1995, a shareholder relative of Craig Hendricks, an officer and director of the Company, advanced $39,000 for working capital. During 1998, $27,407 in payments were made to this related party with a balance due at December 31, 1998 and 1997, of $3,593 and $31,000, respectively.

NOTE 7 - Software Technology

                  Pursuant to FASB 86, the Company expensed all costs associated with the development of its software product until technological feasibility is reached. At such time the Company capitalizes costs associated with producing the master files. The Company also capitalizes software purchased for internal use.

NOTE 8 - Reverse Merger

                  Effective November 20, 1998, LSI Communications, Inc. (a public company) entered into an agreement and Plan of Reorganization with Warever, Inc., (a private company). The agreement provides for the merger of the Company into Warever to be treated as a reverse merger, thus making Warever the accounting survivor. Pursuant to the agreement the Company issued 3,000,000 shares of common stock to the shareholders of Warever for 85% of the shares of their Company. Because the historical financial information in these financial statements prior to the reverse merger (November 20, 1998) is that of the accounting acquirer (Warever), a reverse merger adjustment is used on the statement of stockholders' equity to bring the pre-merger equity of Warever up to the consolidated post-merger equity of LSI Communications. The actual shares issued by the Company to the Warever shareholders was 3,000,000 shares. The difference between the 3,000,000 shares issued to the Warever shareholders and the 4,659,496 reverse merger adjustment represents the 1,659,496 shares held by the original pre-merger shareholder of the public company (LSI). The management of the Company resigned and the management and board of Warever filled the vacancy. LSI Communications, Inc. had no assets or liabilities at the time of the merger, but was only a public shell.

ITEM 1.  INDEX TO EXHIBITS

         Copies of the following documents are included as exhibits to this Registration Statement pursuant to Item Part III of Form I-A and Item 6 of Part II.

------------- ------------------- ----------------------------------------------
 Exhibit No.   SEC Reference No.                Title of Document
------------- ------------------- ----------------------------------------------
     2.1 Plan of Acquisition by which LSI Communications, Inc. shall acquire Warever, Inc.
------------- ------------------- ----------------------------------------------
     2.2 Plan of Acquisition by which LSI Communications, Inc. shall acquire Coaching Institute, Inc.
------------- ------------------- ----------------------------------------------
     3.1                          Articles of Incorporation of Connections
                                  Marketing Corp.
------------- ------------------- ----------------------------------------------
     3.2 Articles of Amendment to the Articles of Incorporation of Connections Marketing Corp.
------------- ------------------- ----------------------------------------------
     3.3                          Bylaws of Connections Marketing Corp.
------------- ------------------- ----------------------------------------------
    10.1                          Promissory Note to Lona J. Hendricks
                                  ($100,000)
------------- ------------------- ----------------------------------------------
    10.2                          Promissory Note to Lona J. Hendricks
                                  ($40,000)
------------- ------------------- ----------------------------------------------
    10.3                          Promissory Note to Lona J. Hendricks
                                  ($50,000)
------------- ------------------- ----------------------------------------------
    10.4                          Coaching and Strategic Agreement-8/25/99
------------- ------------------- ----------------------------------------------
    10.5                          Coaching and Strategic Agreement-1/6/99
------------- ------------------- ----------------------------------------------
    10.6                          Coaching and Strategic Agreement-6/5/99
------------- ------------------- ----------------------------------------------
    10.7                          Standard Distribution Provisions--Columbia
                                  House Co., and Warever, Inc.
------------- ------------------- ----------------------------------------------
    10.8                          License Agreement
------------- ------------------- ----------------------------------------------
    21.1                          Subsidiaries of the Company
------------- ------------------- ----------------------------------------------

SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              REGISTRANT:

                                              By: /s/ Craig Hendricks
                                              ----------------------------------
                                              Craig Hendricks
                                              Chief Executive Officer, President
                                              Date 11/17/99









Dated Filed:  November 24, 1999

SEC File No. _______